--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                 SCHEDULE 14D-1

                               (AMENDMENT NO. 1)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  SCHEDULE 13D

                               (AMENDMENT NO. 11)

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                             ---------------------

                                 SYSTEMIX, INC.

                           (Name of Subject Company)

                         NOVARTIS BIOTECH HOLDING CORP.
                                      AND
                                 NOVARTIS INC.

                                    (Bidder)

                          COMMON STOCK, $.01 PAR VALUE

                         (Title of Class of Securities)

                                  871872 10 7

                     (CUSIP Number of Class of Securities)
                          ---------------------------

                         ROBERT L. THOMPSON, JR., ESQ.
                         NOVARTIS BIOTECH HOLDING CORP.
                                 NOVARTIS INC.
                            C/O NOVARTIS CORPORATION
                          608 FIFTH AVENUE, 10TH FLOOR
                            NEW YORK, NEW YORK 10020
                                 (212) 830-2401

      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidder)
                          ---------------------------

                                    COPY TO:
                            DAVID W. HELENIAK, ESQ.
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 848-4000

                                JANUARY 30, 1997


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

              This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 and Amendment No. 11 to the Statement on Schedule 13D (this "Amendment") relates to the offer by Novartis Biotech Holding Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Novartis Inc., a company organized under the laws of Switzerland ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), of SyStemix, Inc. (the "Shares"), a Delaware corporation, at a price of $19.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated January 17, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

ITEM 10. ADDITIONAL INFORMATION.

              Item 10(e) is hereby amended and supplemented as follows:

              Parent and the other defendants have reached an agreement with the plaintiffs to settle the consolidated action captioned In Re SyStemix, Inc. Shareholder Litigation, Consolidated C.A. 15014. If this agreement is accepted and approved by the Delaware Chancery Court, the case would be dismissed with prejudice. As a part of such a settlement and dismissal, Parent and the other defendants would not object to a court award of attorneys' fees and expenses to counsel for plaintiffs of $385,000 or less.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 1997

                                NOVARTIS BIOTECH HOLDING CORP.

                                By:  /s/ ROBERT L. THOMPSON, JR.
                                     -----------------------------------------
                                     Name: Robert L. Thompson, Jr.
                                     Title: Vice President

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 1997

                                NOVARTIS INC.

                                By:  /s/ ROBERT L. THOMPSON, JR.
                                     -----------------------------------------
                                     Name: Robert L. Thompson, Jr.
                                     Title: Attorney-in-Fact